UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 12, 2007

WHITNEY HOLDING CORPORATION
(Exact Name of Registrant as Specified in Charter)

Louisiana	**0-1026**	**72-6017893**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 St. Charles Avenue, New Orleans, Louisiana 70130
(Addresses of Principal Executive Offices, including Zip Code)

(504) 586-7272
(Registrant's Telephone Number, including Area Code)

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On February 12, 2007, the Compensation and Human Resources Committee of the Board of Directors (the "Committee") of Whitney Holding Corporation (the "Company") approved the group of participants eligible to participate in the Company's Executive Compensation Plan for fiscal year 2007, which includes all of the Company's executive officers.

The Executive Compensation Plan provides participants the opportunity to earn an annual cash bonus if designated performance goals are achieved. The Company must achieve minimum threshold goals before any bonuses are earned. As previously reported on a Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 21, 2006, the performance measurements for 2007 are return on average assets and return on average equity, compared with a peer group of 16 high-performing banks. For 2007, the Committee approved a maximum bonus opportunity equal to 100% of base salary for the Company's Chief Executive Officer and 75% of base salary for the Company's other executive officers.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


WHITNEY HOLDING CORPORATION


By:/s/ Thomas L. Callicutt, Jr_____
   Thomas L. Callicutt, Jr.
   Executive Vice President
   and Chief Financial Officer

Date: February 15, 2007